| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-52141 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sidoti & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas FL 5
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Keith George | 212-668-7000 | kgeorge@acisecure.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

| Park 80 West, Plaza One 250 Pehle Ave. Suite 601 | Saddle Brook | NJ | 07663 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 16, 2003 | 688 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter T. Sidoti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sidoti & Company, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

JAY GETTENBERG
NOTARY PUBLIC, STATE OF NEW YORK
No. [illegible]
Qualified in [illegible] County
My Commission Expires [illegible]

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**SIDOTI & COMPANY, LLC**

FINANCIAL STATEMENT
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON)

DECEMBER 31, 2022

# SIDOTI & COMPANY, LLC

## CONTENTS

MARCUM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015 (such date takes into account the acquisition of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., by Marcum LLP effective February 1, 2022).

Marcum LLP

Saddle Brook, NJ
March 27, 2023

## SIDOTI & COMPANY, LLC

### STATEMENT OF FINANCIAL CONDITION

**December 31, 2022**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 2,172,655 |
| **Research fees receivable** | | 215,153 |
| **Conference fees receivable** | | 56,000 |
| **Property and equipment**, net | | 45,502 |
| **Prepaid expenses** | | 92,917 |
| **Total Assets** | $ | 2,582,227 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 230,669 |
| Bonuses payable | | 475,000 |
| Commissions payable | | 60,851 |
| Due to Sidoti Events, LLC | | 76,500 |
| Deferred research revenue | | 308,000 |
| Due to Parent | | 3,500 |
| Total liabilities | | 1,154,520 |
| **Member's equity** | | 1,427,707 |
| **Total Liabilities and Member's Equity** | $ | 2,582,227 |

*See accompanying notes to financial statement*

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, engaging in investment and financing activities and running investor conferences. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC" or the "Parent"), formed on March 1, 1999.

*Basis of Presentation*

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has evaluated subsequent events through the date of this filing.

*Cash Equivalents*

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts, including money market mutual funds, to be cash equivalents.

*Property and Equipment*

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

| Asset | Estimated Useful Life |
| --- | --- |
| Office equipment and computer software costs | 3 – 5 years |
| Furniture and fixtures | 7 years |
| Leasehold improvements | Lease term |

**1. Nature of business and summary of significant accounting policies (continued)**

*Revenue Recognition*

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). ASC 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Substantially all of the Company's services fall within the scope of ASC 606 and revenue is thus recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

*Use of Estimates*

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Credit Losses*

The Company evaluates credit losses under the guidance of *FASB ASC 326 Financial Instruments — Credit Losses*. The Company measures all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring.

*Investment Banking Fees Receivable*

The Company carries its investment banking fees receivable at cost less an allowance for credit losses. Upon inception, the Company evaluates its investment banking fees receivable and establishes an allowance for credit losses if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2022, the Company had no investment banking fees receivable.

*Research Fees Receivable*

Research fees receivable is comprised of receivables from the Company's research transactions, including the sale of Company Sponsored Research. At December 31, 2022, the Company had $215,153 in Research fees receivable. No allowance for credit losses was deemed necessary.

*Conference Fees Receivable*

Conference fees receivable is comprised of receivables attributable to amounts due from presenters (and at times sponsors) at conferences held by the Company that remained outstanding at year end. At December 31, 2022, the Company had $56,000 of such receivables. No allowance for credit losses was deemed necessary.

**1. Nature of business and summary of significant accounting policies (continued)**

*Leases*

The Company accounts for leases under ASC 842, Leases. ASC 842 establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the statement of operations. As of December 31, 2022, the Company had no remaining Right-of-Use assets or associated operating lease liabilities with respect to Right-of-Use assets.

*Income Taxes (Due to Parent)*

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2022, the Company reported a $3,500 UBT liability under the caption Due to Parent on the Company's Statement of Financial Condition.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2019. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

## 2. Contract Assets and Liabilities

*Information on Remaining Performance Obligations*

The Company's remaining performance obligations relate entirely to Company Sponsored Research Income and are expected to be recognized within 12 months or less as of December 31, 2022. They amounted to $308,000 as shown under the caption Deferred research revenue on the Company's Statement of Financial Condition.

*Contract Balances*

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $271,153 at December 31, 2022. It expects to recognize the entirety of this receivable during 2023. On January 1, 2022, the Company had receivables related to revenues from contracts with customers of $172,701. It had no significant impairments to these receivables during the year ended December 31, 2022. In 2022, the Company's deferred revenue relates to upfront CSR payments where the performance obligation has not yet been satisfied. In 2021, deferred revenue also included conference fees collected for which the service obligation had not yet been fulfilled. For the year ending December 31, 2022, the Company recognized substantially all of $304,582 in revenue that was deferred as of January 1, 2022.

*Contract Costs*

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. It also capitalizes direct costs associated with hosting a conference. Capitalized cost to fulfill a contract are recognized at the point in time that the related revenue is recognized, which at times may involve a good faith estimate of the relevant costs prior to settlement.

At December 31, 2022, the Company did not have any capitalized costs to fulfill contracts, which would be recorded as Prepaid Expenses in the Company's Statement of Financial Condition. As a result, no significant impairment charges were recognized in relation to any capitalized costs during the year ended December 31, 2022.

## 3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $1,018,135 which was $918,135 in excess of its minimum requirement of $100,000.

## 4. Commitments

*Contractual Obligations*

The Company is obligated under various contracts and licensing agreements for their database management systems, certain data services and telephonic/internet-related lines and services, which expire in 2023. The Company is also obligated under various contracts for certain data services on a year-to year basis. Expenses under these agreements for the year ended December 31, 2022 was $74,391.

The approximate future minimum contractual commitments under the terms of the agreements, as of December 31, 2022, are approximately as follows:

| Year Ending December 31, | |
|---|---|
| 2023 | $67,591 |

B Beginning in September 2020, the Company entered into a membership agreement to occupy office space in a co-working facility in New York City on a month-to-month basis.

## 5. Off-balance-sheet risk and concentrations of credit risk

The Company maintains principally all its cash and cash equivalents in three financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), or in the case of its money market mutual fund holdings, the Securities Investor Protection Corporation ("SIPC"). The Company's exposure is solely dependent upon daily bank and brokerage account balances, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2022, amounts of cash and equivalents held in the aggregate (excluding money market mutual funds) were in excess of FDIC insured limits by $1,685,834. None of the Company's de minimis holdings of money market mutual funds was in excess of SIPC insured limits at such date.

## 6. Property and equipment

Details of property and equipment at December 31, 2021 are as follows:

| | |
|---|---|
| Office equipment | $ 117,554 |
| Computer software | 37,370 |
| | 154,924 |
| Less accumulated depreciation and amortization | 109,422 |
| | $ 45,502 |

**7. Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 of the SEC by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, as discussed in Q&A 8 of the related FAQ issued by the SEC staff on April 4, 2014.

**8. Retirement plan**

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2022, the Company elected not to make a contribution.

**9. Contingencies**

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

**10. Due to Parent**

As of December 31, 2022, the Company was indebted to the Parent for $3,500 for UBT Taxes. There are no other significant transactions or expense sharing arrangements among the Company and the Parent.

**11. Due to Sidoti Events, LLC**

In October 2022, the Parent formed a new wholly-owned subsidiary, Sidoti Events, LLC ("Events"). Accordingly, Events and the Company are affiliates by virtue of common ownership. Events was formed because beginning January 1, 2023, the Company ceased holding non-regulated investor conferences. As of such date, conferences will be held by Events.

At December 31, 2022, the Company was in receipt of $36,000 of advance payments sent by companies to Sidoti (on behalf of Events) presenting at the January 2023 conference to be run by Events. In addition, at December 31, 2022, the Company had a total of $40,500 of credits stemming from payments made to the Company for prior conferences by presenters opting for a credit in lieu of a refund in accordance with their cancellation rights. These presenting companies are entitled to use the credits for a conference to be held in 2023. Since the obligation to provide conference services to presenters holding a credit has been transferred from the Company to Events, the Company recorded a liability to Events, entitled "Due to Sidoti Events, LLC", in respect of payments (i) the Company previously received and credited to presenters for a future conference in addition to those (ii) sent to the Company on behalf of Events, for the January 2023 conference held by Events. The total amount due to Events at December 31, 2022 was thus $76,500. See also "Subsequent Events" below.

**12. Impact of COVID-19 on Operations**

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and the pandemic has not had a material impact on our financial condition. We have not had significant disruption other than the required cancellation of our March 2020 Investor Conference, the financial impact of which was eventually and substantially mitigated by moving our conference business to an online format.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic, including the uptake of vaccination, the availability of testing, the effectiveness of certain other health mandates; and the emergence of new COVID variants.

**13. Management's Evaluation of Subsequent Events**

The Company evaluates events that have occurred after the balance sheet date of December 31, 2022, through the date which the financial statements were issued. As mentioned in Note 11, "Due to Sidoti Events, LLC," effective January 1, 2023, conferences held by the Company in prior years will now be held by its non-regulated sister company, Events. Events intends to utilize the personnel, systems, and facilities of the Company in order to provide conference services. Accordingly, on January 1, 2023, the Company entered into an Expense Sharing Agreement (ESA) with Events, whereby Events will reimburse the Company for the use of such personnel, systems and facilities.